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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  FORM 12-b25

                          NOTIFICATION OF LATE FILING

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
(CHECK ONE)      [X] Form 10-K         [ ] Form 20-F        [ ] Form 11-K        [ ] Form 10-Q        [ ] Form N-SAR


                  For Period Ended: 12/31/96
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                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                 ------------------------------

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, indemnify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Computervision Corporation
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Full Name of Registrant


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Former Name if Applicable

100 Crosby Drive
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Address of Principal Executive Office (Street and Number)

Bedford, Massachusetts 01730
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City, State and Zip Code


PART II -- RULES 12-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-25(b), the following should be completed. (Check box if appropriate)


            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or
  [X]           expenses;

            (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule
                12(b)-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

On March 19, 1997, the Company announced the termination of its agreement with J.F. Lehman & Company for the sale of its Open Service Solutions (OSS) business unit and the signing of a non-binding letter of intent with M.D. Sass Investors Services, Inc. (Sass), a 17% shareholder of the Company, for the purchase by Sass of a 51% interest in the OSS business. Additional time is required to amend the Company's accounting and disclosure for the OSS business unit, which was initially prepared on a discontinued operations basis. In addition, based on preliminary results for the first quarter of 1997, which are below expectations, the Company is currently assessing the impact of such results on its debt agreements and the financial statements.



                                                 (Attach Extra Sheets if Needed)
                                                 SBC 1344 (11/91)








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PART IV - OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification.

            James E. Hayden             617             275-1800
            ____________________   __________________________________________
                    Name             (Area Code)   (Telephone Number)

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section
            30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).
                                                [X] Yes   [ ] No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                [ ] Yes   [ ] No

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_____________________________________________________________________________

                        Computervision Corporation
            ____________________________________________________
                (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


        Date:_______________________    By:____________________

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

_____________________________   ATTENTION   _______________________________

Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).
___________________________________________________________________________

                           GENERAL INSTRUCTIONS

        1 This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the
          General Rules and Regulations under the Securities Exchange Act of
          1934.

        2 One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

        3 A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

        4 Amendments to the notifications must also be filed on form
          12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

        5 Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.